Mario Barton Chief Executive Officer League Now Holdings Corporation 5601 W. Spring Parkway Plano, Texas 75021

March 28, 2011

Via Fax EDGAR correspondence
Kathleen Collins, Branch Chief
Melissa Feider, Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Streeet, NE
Washington , D.C. 20549-4561

Re:          League Now Holdings Corporation (the “Company”)
Form 8K filed October 8, 2010
File No. 333-148987

Mss. Collins and Feider:

As a follow up to our letter dated January 6, 2011, the Company wishes to affirm that it intends to file an amended Form 8K with information that would otherwise be required if the Company was filing a general registration statement on Form 10 under the Exchange Act and financial statements and pro forma financial information as required under Rules 8-04(b) and 8-05 of Regulation S-X (“Amended Form 8K”).  The financials will be reviewed and/or audited, as required, by a PCAOB registered independent auditor.

The Company was hoping to have its audit complete in mid February 2011; however, due to unforeseeable delays, the Company now expects to have its audit complete by the 30th of March 2011.  The Company expects to file its Amended Form 8K no later than the second week of April.  The Company will advise the Staff of any further delays.

Sincerely,

Mario Barton
Chief Executive Officer
League Now Holdings Corporation